Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Analyst / Institutional Investors Meeting on August 18, 2021

August 18, 2021, Mumbai: With further reference to our filing dated August 13, 2021, given below is meetings with the Analyst / Institutional Investors on August 18, 2021.

Date	Meetings Scheduled	Type
18/8/2021	Amansa Capital Pte. Ltd.	virtual
18/8/2021	Avendus Capital Private Ltd.	virtual
18/8/2021	Bajaj Allianz General Insurance	virtual
18/8/2021	Comgest	virtual
18/8/2021	Eastspring Investments Singapore Ltd.	virtual
18/8/2021	Fidelity International (FIL)	virtual
18/8/2021	Kotak Mahindra AMC Ltd.	virtual
18/8/2021	L&T Investment Management Ltd.	virtual
18/8/2021	Max Life Insurance Co Ltd.	virtual
18/8/2021	Millennium Capital Management	virtual
18/8/2021	Millennium Partners	virtual
18/8/2021	Nikko Asset MGT	virtual
18/8/2021	Ontario Teachers’ Pension Plan	virtual
18/8/2021	Optimas Capital Limited	virtual
18/8/2021	Point72 Asset Management	virtual
18/8/2021	Prudential ICICI Mutual Fund	virtual
18/8/2021	SBI Life Insurance Company Ltd.	virtual
18/8/2021	Sumitomo Mitsui Trust Bank	virtual
18/8/2021	Surveyor Capital Ltd.	virtual
18/8/2021	Tata Mutual Fund	virtual
18/8/2021	Tokio Marine Asset Management	virtual
18/8/2021	Victory Capital Management	virtual
18/8/2021	Wellington Management Company	virtual
18/8/2021	Axis Asset Management Company Limited	virtual
18/8/2021	Makrana CM Pte. Ltd.	virtual
18/8/2021	Sundaram Mutual Fund	virtual

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.